

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 3, 2015

Via E-Mail
Mr. Charles O'Dowd
Chief Executive Officer
ABCO Energy, Inc.
2100 North Wilmot, #211
Tucson, AZ 85712

> **Re: ABCO Energy, Inc.**
> **Amendment 1 to Registration Statement on Form S-1**
> **Filed October 29, 2015**
> **File No. 333-207419**

Dear Mr. O'Dowd:

   We have reviewed the above-captioned filing and have the following comment.

<u>Exhibit 5.1</u>

1. Please revise the legal opinion to reflect the fact that the selling security holders are offering 23,600,856 shares of common stock rather than 23,318,322 shares of common stock.

   You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have questions regarding comments and related matters.

                              Sincerely,

                              /s/ Jay Ingram

                              Jay E. Ingram
                              Legal Branch Chief
                              Office of Manufacturing and Construction

Via E-mail
Brian P. Simon, Esq.
Law Office of Brian P. Simon
10633 Eastborne Avenue
Los Angeles, CA 90024